SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Theresa Roche
Roche Family Office
9746 S. Roberts Road
Palos Hills, IL 60465
708-430-9337
(Name, address and telephone number of person authorized to receive notices and communications)
June 3, 2011
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

**	This CUSIP applies to the American Depositary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Robert W. Roche

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		13,900,959

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,900,959

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,900,959[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.56%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1)	Includes (i) 12,053,094 ordinary shares and 333,815 American Depositary Shares, each of which represents 3 ordinary shares (“ADSs”), held by Acorn Composite Corporation, of which Mr. Roche is the sole owner; and (ii) 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust, of which Mr. Roche is trustee.

2)	Based on 89,311,634 total outstanding ordinary shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 27, 2011 (the “20-F”)

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Acorn Composite Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		13,054,539

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,054,539

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,054,539[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.62%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

3)	Includes 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation.

4)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Robert Roche 2009 Declaration of Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		846,420

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		846,420

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	846,420[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.95%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

5)	Includes 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust.

6)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Grand Crossing Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,846,291

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,846,291

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,846,291[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.07%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

7)	Includes 1,846,291 ordinary shares held by The Grand Crossing Trust.

8)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Felicitas Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		1,675,833

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,675,833

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,675,833[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.88%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

9)	Includes 558,611 ADSs held by The Felicitas Trust.

10)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Moore Bay Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Alaska

	7	SOLE VOTING POWER

NUMBER OF		1,751,760

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,751,760

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,751,760[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.96%[12]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

11)	Includes 583,920 ADSs held by The Moore Bay Trust.

12)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Edward J. Roche, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,792,685

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,522,124

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,792,685

WITH	10	SHARED DISPOSITIVE POWER

		3,522,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,314,809[13]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.95%[14]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

13)	Includes (i) 1,250 ordinary shares and 13,225 ADSs held directly by Mr. Edward J. Roche, Jr.; (ii) 583,920 ADSs held by The Moore Bay Trust, for which Mr. Roche is a trustee and exercises sole dispositive and voting power; (iii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power; and (iv) 558,611 ADSs held by The Felicitas Trust, for which Mr. Roche is a co-trustee and exercises shared dispositive and voting power.

14)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Joseph Cachey, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		15,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,522,124

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,500

WITH	10	SHARED DISPOSITIVE POWER

		3,522,124

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,537,624[15]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.96%[16]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

15)	Includes (i) 500 ordinary shares and 5,000 ADSs held directly by Mr. Joseph Cachey, Jr.; (ii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power; and (iii) 558,611 ADSs held by The Felicitas Trust, for which Mr. Cachey is a co-trustee and exercises shared dispositive and voting power.

16)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

EXPLANATORY NOTE
The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Robert W. Roche and the other parties described below determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1). The Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
On June 3, 2011, Bireme Limited, a Cayman Islands company (“Bireme”), Mr. Robert Roche, Ms. Ritsuko Hattori-Roche and Mr. Don Dongjie Yang commenced a tender offer to purchase Shares and ADSs in an aggregate amount not to exceed 20,000,000 Shares (taking into account both Shares that are tendered and Shares underlying ADSs that are tendered) for $2.00 per Share, which represents $6.00 per ADS, in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal to Tender Shares (the “Share Letter of Transmittal”) and the Letter of Transmittal to Tender ADSs (the “ADS Letter of Transmittal,” and together with the Share Letter of Transmittal, the “Letters of Transmittal”), as applicable. Such offer, as amended or supplemented from time to time, is referred to as the “Offer.”
The Offer will expire at 5:00 p.m., New York City time, on July 1, 2011, unless the Offer is extended. The Offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letters of Transmittal, each of which are filed as exhibits to the Schedule TO filed by Bireme, Mr. Roche, Ms. Hattori-Roche and Mr. Yang with the Securities and Exchange Commission on the date hereof. The foregoing description of the Offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto. The Schedule TO is listed as Exhibit (b) hereto and is incorporated herein by reference.
Item 5. Interest in Securities of Issuer
Item 5(a) and Item 5(b) are hereby amended and restated to read as follows:
(a)-(b) The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of June 3, 2011:

					Sole power to	Shared power
	Amount		Sole power to	Shared power	dispose or to	to dispose or to
	beneficially	Percent	vote or direct	to vote or to	direct the	direct the
Reporting Person	owned:	of class:	the vote:	direct the vote:	disposition of:	disposition of:
Robert W. Roche	13,900,959	15.56%	13,900,959	0	13,900,959	0
Acorn Composite Corporation	13,054,539	14.62%	13,054,539	0	13,054,539	0
The Robert Roche 2009 Declaration of Trust	846,420	0.95%	846,420	0	846,420	0
Grand Crossing Trust	1,846,291	2.07%	1,846,291	0	1,846,291	0
The Felicitas Trust	1,675,833	1.88%	1,675,833	0	1,675,833	0
Moore Bay Trust	1,751,760	1.96%	1,751,760	0	1,751,760	0
Edward J. Roche, Jr.	5,314,809	5.95%	1,792,685	3,522,124	1,792,685	3,522,124
Joseph Cachey, Jr.	3,537,624	3.96%	15,500	3,522,124	15,500	3,522,124
The Reporting Persons disclaim any membership in a “group” for purposes of this Schedule 13D.
Item 5(c) is hereby amended and restated to read as follows:
(c) During the past 60 days, the Reporting Persons have not entered into any transaction in the Shares (including Shares represented by ADSs).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:

On June 3, 2011, Mr. Robert Roche, Ms. Ritsuko Hattori-Roche, Mr. Don Dongjie Yang and Bireme commenced a partial cash tender for Shares and ADSs in a maximum aggregate amount not to exceed 20,000,000 Shares, as described in further detail in Item 4.
Item 7. Material to be Filed as an Exhibit
Item 7 is hereby amended to add the following exhibits:
(b)	Schedule TO dated June 3, 2011, filed by Bireme Limited, Robert Roche, Ritsuko Hattori-Roche and Don Dongjie Yang (filed by the foregoing with the Securities and Exchange Commission on June 3, 2011 and incorporated herein by reference).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2011

Robert W. Roche	Edward J. Roche, Jr.

/s/ Robert W. Roche Acorn Composite Corporation	/s/ Edward J. Roche Jr. Joseph Cachey, Jr.

By: /s/ Robert W. Roche Name: Robert W. Roche	/s/ Joseph Cachey, Jr.
Title: Director

The Robert Roche 2009 Declaration of Trust	The Moore Bay Trust

By: /s/ Robert W. Roche Name: Robert W. Roche	By: /s/ Edward J. Roche, Jr. Name: Edward J. Roche, Jr.
Title: Trustee	Title: Trustee

The Grand Crossing Trust	The Felicitas Trust

By: /s/ Edward J. Roche, Jr. Name: Edward J. Roche, Jr.	By: /s/ Edward J. Roche, Jr. Name: Edward J. Roche, Jr.
Title: Trustee	Title: Trustee

By: /s/ Joseph Cachey, Jr. Name: Joseph Cachey, Jr.	By: /s/ Joseph Cachey, Jr. Name: Joseph Cachey, Jr.
Title: Trustee	Title: Trustee